FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK INCREASES PAID-UP CAPITAL
TO SAR2,500 MILLION

The Board of Directors of The Saudi British Bank (SABB) has recommended a bonus issue of one share for every four shares held.

The issue is subject to shareholder approval at the bank's EGM to be held on 15 March 2004. It is also subject to obtaining the necessary approvals from regulatory authorities..

Taking into account this bonus issue, SABB's paid-up capital will increase by 25 per cent from SAR2,000 million (US$533 million) to SAR2,500 million (US$667 million). The new shares will not be eligible for dividends in respect of 2003 but will be entitled to share in distributions in respect of 2004 onwards..

Sheikh Abdullah Al Hugail, chairman of The Saudi British Bank, said: "This issue highlights the strength of the bank's capital base and market position.".

Note to editors:.

HSBC Holdings plc.

The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc which, with over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, is one of the world's largest banking and financial services organisations..

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: January 09, 2004